



10026990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2010

SEC FILE NUMBER
8- 44786

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC 105

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Professionals, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Ave., Ste. 150
                            (No. and Street)

San Antonio   Texas   78232
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Barnes   (210) 308-8800
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Harrison, CPA
            (Name – if individual, state last, first, middle name)

P. O. Box 65076   San Antonio   Texas   78265-5076
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Scott A. Barnes__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Investment Professionals, Inc.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PROFESSIONALS, INC.
Contents
December 31, 2009

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the accompanying statement of financial condition of Investment Professionals, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Professionals, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

R. D. Harrison, CPA

February 24, 2010

INVESTMENT PROFESSIONALS, INC.
Statement of Financial Condition
December 31, 2009 and 2008

ASSETS

		2009		2008
Cash and cash equivalents	$	2,067,227.	$	2,509,081.
Investment securities		1,299,351.		1,098,759.
Accounts receivable - clearance		1,637,183.		558,726.
Accounts receivable - other		492,090.		674,815.
Prepaid expenses and deposits		556,769.		484,181.
Furniture and equipment, net of accumulated depreciation of $1,682,994 in 2009 and $1,450,061 in 2008		588,473.		596,195.
Total assets	$	6,641,093.	$	5,921,757.

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009		2008
Liabilities:				
Accounts payable and accrued expenses	$	2,909,511.	$	2,608,459.
Short positions		2,266.		78,885.
Total Liabilities		2,911,777.		2,687,344.
Liabilities subordinated to claims of general creditors		-		-
Stockholders' equity:				
Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding: 11,400 shares		1,140.		1,140.
Paid-in capital		372,871.		372,871.
Retained earnings		3,355,305.		2,860,402.
Total stockholders' equity		3,729,316.		3,234,413.
Total liabilities and stockholders' equity	$	6,641,093.	$	5,921,757.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions - Securities	$ 12,868,116.	$ 15,160,736.
Commissions - Insurance	14,892,040.	16,301,598.
Advisory Fees	3,760,652.	4,307,818.
Other	2,320,557.	2,026,688.
Total Revenue	33,841,365.	37,796,840.
Clearing Charges and Commission Expense	21,155,906.	23,603,433.
Net Revenue	12,685,459.	14,193,407.
Expenses:		
Compensation and Benefits	5,917,316.	5,869,140.
Other	5,145,493.	5,524,234.
Total Expenses	11,062,809.	11,393,374.
Net Income	$ 1,622,650.	$ 2,800,033.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2008	$ 1,140.	$ 372,871.	$ 4,116,836.	$ 4,490,847.
Net Income	-	-	2,800,033.	2,800,033.
Dividend	-	-	(4,056,467)	(4,056,467)
Balance December 31, 2008	1,140.	372,871.	2,860,402.	3,234,413.
Net Income	-	-	1,622,650.	1,622,050.
Dividend	.	.	(1,127,747)	(1,127,747)
Balance December 31, 2009	$ 1,140.	$ 377,871.	$ 3,355,305.	$ 3,729,316.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Years Ended December 31, 2009 and 2008

Subordinated liabilities, January 1, 2008 $ -

Subordinated liabilities, December 31, 2008 $ -

Subordinated liabilities, December 31, 2009 $ -

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES:		
Net income	$ 1,622,650.	$ 2,800,033.
Adjustments to reconcile net income to net cash used by operating activities -		
Depreciation	232,933.	250,460.
(Increase) in accounts receivables	(895,732)	(137,510)
(Increase) Decrease in prepaid expenses and deposits	(72,588)	183,994.
Increase in payables	301,052.	329,378.
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,188,315.	3,426,355.
INVESTING ACTIVITIES:		
Purchase/Sale of investment securities - net	(277,211)	764,952.
Purchase of furniture and equipment	(225,211)	(278,175)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(502,422)	486,777.
FINANCING ACTIVITIES:		
Dividend	(1,127,747)	(4,056,467)
NET CASH (USED) BY FINANCING ACTIVITIES	(1,127,747)	(4,056,467)
(DECREASE) IN CASH AND CASH EQUIVALENTS	(441,854)	(143,335)
Cash and cash equivalents at beginning of year	2,509,081.	2,652,416.
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,067,227.	$ 2,509,081.
Interest cost paid in cash	$ 6,252.	$ 162,274.
Federal income taxes paid in cash	$ -	$ -

See notes to financial statements.

6

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Investment Professionals, Inc. is a Texas corporation formed in 1992, for the purpose of conducting business as a broker/dealer in securities. The Company serves primarily individual and institutional customers in Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Massachusetts, Mississippi, Missouri, New Mexico, Oklahoma, Pennsylvania, Tennessee, Texas and Wisconsin.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities Transactions and Trade Date Basis Securities Purchases: Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company invests its excess cash in money market funds.

Investment Securities: Investment securities are classified as "available for sale" and carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in earnings.

Furniture and Equipment: Furniture and equipment is stated at cost or fair market value at the date of contribution, net of accumulated depreciation. Depreciation is computed by the straight-line method over five years.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes: Effective January 1, 2006, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company net income.

NOTE B – INVESTMENT SECURITIES AND SHORT POSITIONS

At December 31, 2009 the Company held the following investment securities and short positions:

	Cost	Market
Investment securities:		
Corporate Stocks and Mutual Funds	$ 267,413.	$ 198,145.
Corporate bonds – par value $546,000, 5.5% to 6%, due through 2038	323,158.	120,854.
U.S. Government Securities – par value $9,200, 5.5%, due in 2033	10,395.	9,700.
Municipal Bonds – par value $1,140,000, 0.8 to 6.2%, due through 2039	942,125.	952,788.
Certificates of Deposit – par value $17,000, 4.5%, due in 2012	16,864.	17,864.
	$ 1,559,955.	$ 1,299,351.

	Proceeds	Market
Short Positions	$ 1,500.	$ 2,266.

At December 31, 2008 the Company had the following investments:

	Cost	Market
Investment Securities	$ 1,465,921.	$ 1,098,759.

	Proceeds	Market
Short Positions	$ 25,102.	$ 78,885.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 the Company had net capital and net capital requirements of $1,848,342 and $250,000, respectively. The Company's net capital ratio was 1.5741 to 1. At December 31, 2008 the Company had net capital and net capital requirements of $1,184,915 and $250,000, respectively. The Company's net capital ratio was 2.2014 to 1.

NOTE D – COMMITMENTS

The Company leases its office space under operating lease agreements expiring March 31, 2011 and September 30, 2012. Rent expense for the years ended December 31, 2009 and 2008 was $606,493 and $388,745, respectively, and is included in general and administrative expenses in the accompanying statement of income. At December 31, 2009, the aggregate minimum rental commitments under this operating lease were as follows:

2010	$	720,000.
2011		240,000.
2012		90,000.

NOTE E – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

As discussed in Note A, the Company invests its excess cash in money market funds with its clearing broker/dealer. At December 31, 2009, such investments were $1,128,811. These investments are insured by the Securities Investors Protection Corporation and by private insurance obtained by the clearing broker/dealer. Any amount not covered by such insurance is at risk due to this concentration of credit risk.

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT AUDITOR ON SUPPLEMENTARY INFORMATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the accompanying financial statements of Investment Professionals, Inc. as of and for the years ended December 31, 2009 and 2008, and have issued my report thereon dated February 24, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Harrison, CPA

February 24, 2010

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Computation of Aggregate Indebtedness
and Net Capital Under Rule 15c3-1 – Schedule I
December 31, 2009 and 2008

	2009	2008
Aggregate indebtedness:		
Trade payable and accrued expenses	$ 2,909,511.	$ 2,608,459.
Total aggregate indebtedness	$ 2,909,511.	$ 2,608,459.
Minimum required net capital	$ 250,000.	$ 250,000.
Net capital:		
Stockholders' equity	$ 3,729,316.	$ 3,234,413.
Deductions -		
Accounts receivable - other	492,090.	674,815.
Prepaid expenses and deposits	556,769.	484,181.
Furniture and equipment – net	588,473.	596,195.
Haircuts on securities owned	243,644.	294,307.
Net capital	1,848,340.	1,184,915.
Minimum required net capital	250,000.	250,000.
Capital in excess of minimum requirement	$ 1,598,340.	$ 934,915.
Ratio of aggregate indebtedness to net capital	1.5741 to 1	2.2014 to 1

INVESTMENT PROFESSIONALS, INC.
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Registrant as
Filed in Part IIA of Form X-17A-5 – Schedule II
December 31, 2009 and 2008

	2009	2008
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2009 and 2008	$ 2,909,511.	$ 2,608,459.
Aggregate indebtedness as computed on Schedule I	$ 2,909,511.	$ 2,608,459.
Net capital:		
Net capital a reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2009 and 2008	$ 1,848,340.	$ 1,184,915.
Net capital as computed on Schedule I	$ 1,848,340.	$ 1,184,915.

R. D. Harrison, CPA
Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT AUDITOR ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In planning and performing my audit of the financial statements of Investment Professionals, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:
1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-3.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. D. Harrison, CPA

February 24, 2010

R. D. Harrison, CPA
Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Investment Professionals, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Investment Professionals Inc.'s compliance with the applicable instructions of the Transitional assessment Reconciliation (Form SIPC-7T). Investment Professionals, Inc.'s management is responsible for the Investment Professionals, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R. D. Harrison

R. D. Harrison, CPA

February 24, 2010

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061